U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB
                    For the quarter ended September 30, 2002


                         Part I. Registrant Information

                              Image Analysis, Inc.
                            (Full Name of Registrant)

                               9202 South Toledo Ave.
                                 Tulsa, OK 74137
                                 (918) 481-0167
           (Address and Telephone No. of Principal Executive Offices)

       Oklahoma                     0-49695                     73-1552303
(State of incorporation)        (SEC File Number)         (IRS Employer ID No.)



                       Part II. Rules 12b-25 (b) and (c)

     The Registrant makes the following representations with respect to filing this Form 12b-25:

    (a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

     (b) The subject annual report on Form 10-QSB for the quarter ended September 30, 2002 , will be filed no later than the fifth calendar day following the due date.

    (c) Not Applicable


                              Part III. Narrative

     The Form 10-QSB for the period ended September 30, 2002 could not be filed within the prescribed time period as the Company was unable to obtain, without unreasonable effort or expense, certain information related to its financial statements and exhibits.



                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                              Thomas R. Coughlin, Jr.
                              President
                              (918) 481-0167

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                          [  X  ] Yes                 [     ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [     ] Yes                 [  X  ] No


                                   SIGNATURES

     The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




                                        IMAGE ANALYSIS, INC.

                                        By:/s/  THOMAS R. COUGHLIN, JR.
                                        ----------------------------
                                        Thomas R. Coughlin, Jr.
                                        President

Date:  November 15, 2002